                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                             (AMENDMENT NO. 6)(1)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Nord Resources Corporation
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                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   655555100
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                                 (CUSIP Number)

                             William A. McCormack
                             Hughes & Luce, L.L.P.
                         1717 Main Street, Suite 2800
                              Dallas, Texas 75201
                                (214) 939-5500
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

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                          November 23, 1998
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            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 7 Pages)


---------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 655555100                   13D                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jean-Raymond Boulle (foreign person-
      no IRS identification number issued)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      British
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,862,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          6,862,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,862,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      31.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
    CUSIP 655555100                   13D                  PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MIL (Investments) S.A. (foreign person-
      no IRS identification number issued)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Luxenbourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,862,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          6,862,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,862,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      31.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

          CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 6 (this "Amendment") to the Schedule 13D filed on April 25, 1996, as amended by Amendment No. 1 thereto filed on July 11, 1996, as further amended by Amendment No. 2 thereto filed on October 25, 1996, Amendment No. 3 thereto filed on December 4, 1996, Amendment No. 4 thereto filed on June 10, 1998, and Amendment No. 5 thereto filed on July 9, 1998 (as amended, the "Schedule 13D") on behalf of MIL (Investments) S.A., a Luxembourg corporation ("MIL"), and Mr. Jean-Raymond Boulle, a British citizen with a residential address at Seaside Plaza, Batiment C, 6 avenue des Ligures, MC-98000 Monaco ("Mr. J.R. Boulle"), relates to the common stock, par value $.01 per share ("Nord Common Stock"), of Nord Resources Corporation, a Delaware corporation ("Nord"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          MIL purchased 632,700 shares of Nord Common Stock in a series of open market transactions between November 23, 1998 and November 27, 1998, for an aggregate purchase price of approximately $768,000 (the "Purchase Price"). The Purchase Price was paid in cash from MIL's working capital.

ITEM 4.   PURPOSE OF TRANSACTION

          MIL is the beneficial and record owner of 6,862,800 shares of Nord Common Stock (the "Nord Shares"), representing approximately 31.3% of the issued and outstanding shares of such Nord Common Stock based upon information provided by Nord.

          MIL purchased the Nord Shares because it believed they represented an attractive investment. MIL will continuously evaluate the business and business prospects of Nord and MIL's present and future investments in, and intentions with respect to, Nord. Subject to applicable securities laws, market conditions and the evaluation referred to in the preceding sentence, at any time or from time to time, MIL may seek to acquire shares of Nord Common Stock or the right to acquire such shares, through open market purchases, privately negotiated transactions or otherwise, or to dispose of any or all of the Nord Shares or other shares of Nord Common Stock owned by it in public or private transactions, in each case as it may determine in its sole discretion. MIL is not restricted in any way from acquiring more shares of Nord Common Stock or from disposing of shares of Nord Common Stock, except for compliance with relevant securities laws. As of the date of this Statement, MIL has not fixed any number of shares of additional Nord Common Stock it might seek to acquire or any additional amount of money it might be willing to invest in Nord.

          The reporting persons may develop plans or proposals that relate to or would result in one or more of the actions described in clauses (a) through (j) of the instructions to Items 4 to Schedule 13D or in an action or actions similar to any of those enumerated in clauses (a) through (j).

          Mr. J.R. Boulle is the indirect beneficial owner of approximately 40% of America Mineral Fields Inc., a Canadian corporation listed on the Toronto Stock Exchange ("AMF"), that is engaged in preliminary discussions relating to a possible business combination involving Nord and AMF.

Mr. Boulle is also a member of the Advisory Board of AMF. AMF may, independently or together with the reporting persons, participate in the plans or proposals referenced above in this Item. Mr. Boulle expects to be involved in the formulation of any such plans or proposals and, if made, to support the same. MIL may be deemed to be a participant in these discussions by virtue of its relationship to Mr. Boulle.

ITEM 5.   SECURITIES OF THE ISSUER

(a) MIL is the beneficial and record owner of 6,862,800 shares of Nord Common Stock (the Nord Shares), representing approximately 31.3% of the issued and outstanding shares of such Nord Common Stock based upon information provided by Nord.

          Except as disclosed in this Item 5(a), neither MIL, Mr. J.R. Boulle nor, to the best of their knowledge, any of MIL's executive officers and directors, beneficially owns any securities of Nord or has a right to acquire any securities of Nord.

(b) MIL and Mr. J.R. Boulle may be deemed to hold shared power to direct the vote and to direct the disposition of the Nord Shares by virtue of Mr. J.R. Boulle's beneficial ownership of all of the issued and outstanding capital stock of MIL. Two of MIL's three directors must approve any corporate action.

          Except as described in this Item 5(b), neither MIL, Mr. J.R. Boulle nor, to the best of their knowledge, any of MIL's executive officers or directors, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any securities of Nord.

(c) Except as set forth on Schedule A hereto, neither MIL, Mr. J.R. Boulle nor, to the best of their knowledge, any of MIL's executive officers or directors, has effected any transaction in securities of Nord during the past 60 days.

(d) No person, other than MIL and Mr. J.R. Boulle, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities covered by this Statement.

                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   November 30, 1998        MIL (INVESTMENTS) S.A.


                                  By: /s/ Ekkehart Kessel
                                      --------------------------------
                                      Name: Ekkehart Kessel
                                      Title: Administrateur


                                  By: /s/ Edmond Van de Kelft
                                      --------------------------------
                                      Name: Edmond Van de Kelft
                                      Title: Administrateur


                                  /s/ Jean-Raymond Boulle
                                  ------------------------------------
                                  JEAN-RAYMOND BOULLE

                                                                      SCHEDULE A

                         Purchases of Nord Common Stock
                           by MIL (Investments) S.A.
                           During the Past Sixty Days

Date                      Number                      Per Share
                          of Shares                   Purchase Price
--------                  ---------                   --------------

11/23/98                  400,000                     $1.0000
11/23/98                   15,000                     $1.0126
11/24/98                   74,200                     $1.3801
11/24/98                   10,000                     $1.4375
11/24/98                    5,400                     $1.5000
11/24/98                    5,000                     $1.5000
11/24/98                    3,200                     $1.4375
11/24/98                    3,200                     $1.4375
11/24/98                    3,200                     $1.4375
11/24/98                    3,200                     $1.4375
11/24/98                    3,200                     $1.4375
11/24/98                    3,200                     $1.4375
11/24/98                    3,200                     $1.4375
11/24/98                    3,200                     $1.4375
11/24/98                    1,000                     $1.4375
11/24/98                      500                     $1.5000
11/25/98                   22,000                     $1.5000
11/25/98                    2,500                     $1.5625
11/25/98                    2,500                     $1.5625
11/25/98                    2,500                     $1.5625
11/25/98                    2,500                     $1.5625
11/25/98                   27,800                     $1.5000
11/27/98                    2,100                     $1 9/16
11/27/98                    2,100                     $1 9/16
11/27/98                    2,100                     $1 9/16
11/27/98                    2,100                     $1 9/16
11/27/98                    2,100                     $1 9/16
11/27/98                    1,000                     $1 9/16
11/27/98                    1,900                     $ 1 5/8
11/27/98                    1,900                     $ 1 5/8
11/27/98                    1,900                     $ 1 5/8
11/27/98                    5,000                     $ 1 5/8
11/27/98                    4,500                     $ 1 5/8
11/27/98                    4,500                     $ 1 5/8
11/27/98                    4,500                     $ 1 5/8
11/27/98                      500                     $ 1 5/8
--------                  -------                     -------
TOTAL                     632,700